						Exhibit 12.1
H&R BLOCK, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended July 31,		Twelve months ended April 30,
	2016	2015	2016	2015	2014	2013	2012

Pretax earnings (loss) from continuing operations	$(203,549)	$(187,109)	$569,479	$742,805	$767,116	$702,011	$576,070
Add: Fixed charges	40,216	26,307	145,311	116,977	125,162	146,954	164,848
Total earnings (loss) before income taxes and fixed charges	$(163,333)	$(160,802)	$714,790	$859,782	$892,278	$848,965	$740,918

Fixed charges:
Interest expense	$21,466	$8,575	$68,962	$45,246	$55,279	$74,297	$85,354
Interest on deposits	—	136	179	682	2,109	5,660	6,735
Interest portion of net rent expense (a)	18,750	17,596	76,170	71,049	67,774	66,997	72,759
Total fixed charges	$40,216	$26,307	$145,311	$116,977	$125,162	$146,954	$164,848

Ratio of earnings to fixed charges:
Including interest on deposits	-	-	4.9	7.4	7.1	5.8	4.5
Excluding interest on deposits	-	-	4.9	7.4	7.2	6.0	4.6

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$(203,549)	$(187,109)	$—	$—	$—	$—	$—

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.